Exhibit 99.1

VEREN INC.

Report of Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The matter set forth below was put to a vote at the special meeting of holders of common shares of Veren Inc. (the “Corporation”) held on May 6, 2025.

	Outcome of Vote
	Votes For	Votes Against
Approving the Business Combination between Whitecap Resources Inc. and the Corporation.	272,882,416	609,742